# Hilton Group plc





**COMPANIES ACT 1985 ("THE ACT")**

**DISCLOSURE OF INTERESTS IN SHARES**

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 9 JUNE 2004 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE INCREASED TO 208,118,995 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 13.14% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

|                                                    | SHARES     |
| -------------------------------------------------- | ---------- |
| HSBC                                               | 9,556,869  |
| CHASE NOMINEES LIMITED                             | 23,192,376 |
| STATE STREET NOMINEES LIMITED                      | 5,023,237  |
| STATE STREET BANK & TRUST COMPANY                  | 6,043,700  |
| JP MORGAN CHASE                                    | 48,270     |
| BANK OF NEW YORK                                   | 179,000    |
| MORGAN STANLEY TRUST CO NOMINEES LIMITED BANK      | 1,300      |
| NORTRUST NOMINEES                                  | 23,598     |
| STATE STREET NOMINEES LIMITED                      | 516,288    |
| BROWN BROTHERS HARRIMAN                            | 44,600     |

| | |
|---|---:|
| NORTHERN TRUST | 820,800 |
| LLOYDS BANK NOMINEES LIMITED | 2,123,500 |
| STATE STREET BANK & TRUST | 999,451 |
| J P MORGAN CHASE | 425,700 |
| CHASE MANHATTAN BANK LONDON | 40,427,756 |
| CHASE NOMINEES LIMITED | 5,564,700 |
| BANK OF NEW YORK LONDON | 2,025,600 |
| MELLON NOMINEES LIMITED | 951,800 |
| CHASE NOMINEES LIMITED | 3,592,406 |
| HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED | 1,115,800 |
| DEUTSCHE BANK | 142,800 |
| CITIBANK | 1,098,800 |
| BANKERS TRUST | 1,055,300 |
| NORTHERN TRUST | 889,328 |
| HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED | 27,989,237 |
| CHASE MANHATTAN BANK LONDON | 10,615,674 |
| STATE STREET BANK & TRUST | 3,336,428 |
| BANK OF NEW YORK LONDON | 19,746,849 |
| CHASE NOMINEES LIMITED | 5,235,239 |
| DEUTSCHE BANK | 1,627,876 |
| NORTHERN TRUST | 9,700,336 |

| | |
|---|---:|
| MELLON NOMINEES LIMITED | 1,200,797 |
| BANK OF NEW YORK, BRUSSELS | 2,842,600 |
| NATIONAL AUSTRALIA BANK | 33,300 |
| PICG | 18,500 |
| J P MORGAN | 8,392,000 |
| STATE STREET NOMINEES LIMITED | 2,513,400 |
| CITIBANK | 857,400 |
| MSS NOMINEES LIMITED | 2,104,847 |
| NORTRUST NOMINEES LIMITED | 3,937,885 |
| CHASE MANHATTAN BANK AG FRANKFURT | 350,848 |
| MORGAN STANLEY | 1,206,500 |
| BROWN BROTHERS HARRIMAN | 500,900 |
| STATE STREET HONG KONG | 45,400 |
| | |
| TOTAL | 208,118,995 |